Data Vision

8414 Farm Road, Ste 180

Las Vegas, NV 89131

Tel: 778-995-1267

December 20, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, Washington D.C. 20549

Re: Data Vision

Registration Statement on Form S-1 Filed July 5,2018

File No. 333-226073

On behalf of Data Vision Inc (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated November 29, 2018, related to the Company’s Registration Statement on Form S-1 (the “Form S-1”). An amendment to the Company’s Form S-1 has been filed simultaneously with this letter.

We have reproduced below the Staff’s comments in the order in which they were set out in the Staff’s letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Sincerely,

s/s_______________

Xinwei Zhang

Amendment No. 1 to Registration Statement on Form S-1 Description of Business, page 20

1.	We note your response to prior comment 3, but we could not identify any revisions and reissue the comment. Please revise the risk factor, now appearing on page 17, to discuss the actions you are taking to restructure your business. Also, provide disclosure in your Business section addressing this restructuring.

Response: revised

Plan of Operations, page 23

2.	We note your response to prior comment 5, but there do not appear to have been any revisions made in response to the comment. Please revise your disclosure to address the prior comment or advise.

Response: revised

3.	We note your response to prior comment 6. Please revise to discuss the amount of capital you expect to raise in the next six months and explain how you plan to raise it. Also, explain how you intend to meet or modify your milestones if you cannot obtain the funding. See Item 101(a)(2) of Regulation S-K.

Response: revised

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 27

4.	As previously requested in our prior comment 4, please disclose the minimum funding that will be required to remain in business for at least the next 12 months. Also, disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources. We refer you to FRR 501.03.a for additional guidance. In addition, revise your notes to the financial statements to address disclosures under ASC 205-40-50-6 to 14.

Response: revised

Background of Directors, Executive Officers, Promoters and Control Persons, page 31

5.	We note your response to prior comment 9, but there do not appear to have been any revisions made in response to the comment. Please revise your disclosure to address the prior comment or advise.

Response: revised

Executive Compensation, page 31

6.	We note your response to prior comment 10, but it does not appear that any revisions were made. Please revise your executive compensation table to include the name and principal position of each of your officers and directors. Refer to Item 402(c) for guidance.

Response: revised

Signatures, page 40

7.	Please have your controller or principal accounting officer sign the registration statement. Refer to Instruction 1 to the Signatures section on Form S-1.

Response: revised